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                             January 21, 2022

       Cyrus Madon
       Chief Executive Officer
       Brookfield Business Partners L.P.
       73 Front Street
       Hamilton, HM 12
       Bermuda

                                                        Re: Brookfield Business
Partners L.P.
                                                            Form 20-F for the
year ended December 31, 2020
                                                            Response Dated
December 9, 2021
                                                            File No. 001-37775

       Dear Mr. Madon:

              We have reviewed your December 9, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 3, 2021 letter.

       Form 20-F for the Year Ended December 31, 2020

       Reconciliation of Non-IFRS Measures, page 86

   1. Reference is made to the reconciliation of Adjusted FFO provided in Appendix 1 of your letter dated November
15, 2021. Please revise disclosure in future filings to describe what is included in "Gain
(loss) on acquisitions/dispositions, net in Adjusted FFO" and "Other income (expense), net
in Adjusted FFO" and to explain why these adjustments are
                                                        appropriate non-IFRS
adjustments. Refer to Question 100.01 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations. In your revised disclosure please also clarify what is
meant by the term    economic share,    which is a term used in footnote
                                                        (4) of the
reconciliation.
 Cyrus Madon
Brookfield Business Partners L.P.
January 21, 2022
Page 2
2. We note from your response to comment 1 that the caption "Legal provisions, provisions
         and write-offs for bad debts, and other" included in    Other income
(expense), net    in your
         reconciliation of Adjusted EBITDA and Adjusted FFO totaled $90 million and $289 million for the 9-month period ended September 30, 2021 and for the year ended
         December 31, 2020, respectively. Please revise disclosure in future filings to clarify why you feel that making an adjustment to exclude legal provisions, provisions and write-offs for bad debts from Adjusted EBITDA and Adjusted FFO is appropriate. Your revised disclosure should address the nature of these provisions and write-offs of bad debts and why, if it is the case, that you do not view these expenses to be normal and recurring expenses of your businesses. Refer to question 100.01 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
3.       We note your response to prior comment 2 and it appears that the
caption of    Adjusted
         FFO    and the use of your measure are not aligned with the objective of a FFO measure.
         Please revise the caption of your non-IFRS measure to be consistent with the objective of your measure.
4. We note your response to prior comment 3 and it appears that your Income tax expense
         (recovery)     Deferred    adjustment represents an individually
tailored recognition method.
         Please revise your adjustment in future filings to provide income tax effects that include current and deferred income taxes commensurate with your non-IFRS measure.
         Please also revise your disclosure to clearly explain the details of the adjustment. Refer to
         Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
       You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at
(202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



FirstName LastNameCyrus Madon                                   Sincerely,
Comapany NameBrookfield Business Partners L.P.
                                                                Division of
Corporation Finance
January 21, 2022 Page 2                                         Office of Real
Estate & Construction
FirstName LastName